UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ TRANSITION REPORTED PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               TO

COMMISSION FILE NUMBER 001 - 14049

IMS HEALTH INCORPORATED SAVINGS PLAN

(Full title of Plan)

IMS HEALTH INCORPORATED

(Name of Issuer of the Securities held pursuant to the Plan)

901 MAIN AVENUE, SUITE 612, NORWALK, CT 06851

(Address of the Plan and the Issuer’s principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

IMS Health Incorporated Savings Plan

(Name of Plan)

By: /s/ Leslye G. Katz
Leslye G. Katz

Senior Vice President and Chief Financial Officer, IMS Health Incorporated

Date: June 29, 2009

IMS HEALTH INCORPORATED SAVINGS PLAN

DECEMBER 31, 2008

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

IMS Health Incorporated Savings Plan

We have audited the accompanying statement of net assets available for benefits of IMS Health Incorporated Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of IMS Health Incorporated Savings Plan as of December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Glastonbury, Connecticut

June 29, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

IMS Health Incorporated Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan (the “Plan”) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

New York, New York

June 30, 2008

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

 Dollar amounts in thousands

	As of December 31,
	2008	2007
Assets:

Noninterest-bearing cash	$123,787	$—
Investments, at fair value	5,473	169,485

Receivables:
Members contributions	469	—
Company contributions	155	—

Total Assets	129,884	169,485

Net assets reflecting all investments at fair value	129,884	169,485

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 6)	—	(59)

Net assets available for benefits	$129,884	$169,426

The accompanying notes are an integral part of these financial statements.

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dollar amounts in thousands

Year Ended December 31, 2008
Additions to net assets

Investment income:
Interest and dividend income	1,777
Total investment income	1,777

Contributions:
Members	15,083
Company	4,410
Rollovers	1,096
Total contributions	20,589

Total additions	22,366

Deductions from net assets

Benefits paid to members	(12,704)
Net depreciation (Note 6)	(49,204)
Total deductions	(61,908)

Net decrease	(39,542)

Net assets available for benefits:
Beginning of year	169,426
End of year	$129,884

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the “Plan”) provides only general information.  Participating members (“members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

At December 31, 2008, a significant portion of the Plan’s assets were invested as noninterest-bearing cash as the Company prepared to change plan record keeper and trustee from Prudential Retirement Insurance and Annuity Company (“PRIAC”) to Charles Schwab Trust Company (“CTSC”), effective January 2, 2009.

General

The Plan is a defined contribution plan available to U.S. employees of IMS Health Incorporated (the “Company”) and certain of its subsidiaries.  Full-time and regular part-time employees are eligible to participate in the Plan on the first day of the month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A member may elect to contribute 1% to 50% of annual compensation.  A member may designate contributions as before-tax or after-tax contributions.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  A member who is a highly compensated employee may be limited to less than the 50% maximum contribution amount, due to Internal Revenue Code (the “Code”) regulations.  The limit on before-tax contributions was $15,500 in both 2008 and 2007.

The Company matches an amount equal to 50% of a member’s contributions, up to the first 6%.  Member savings in excess of 6% are supplemental savings that are not matched by the Company.  Company matching contributions are made in cash and invested in the same investment funds as the members’ own contributions. Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the employee earnings. At any time following enrollment into the plan, a participant may direct the contributions into any of the plan investment options.

Vesting

Members are 100% vested in the Company’s matching contributions and earnings thereon after the third year of employment. A member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or upon reaching age 65. Members are always 100% vested in their own contributions and earnings thereon.

Forfeitures

A member who is not vested in his or her Company contributions and is terminated for reasons other than retirement, death, disability or reaching age 65 shall forfeit his or her non-vested Company contributions.  Forfeited amounts are applied to reduce subsequent Company contributions.  In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account.  During 2008, $246,538 was forfeited and has been used to reduce Company contributions.  As of December 31, 2008, the remaining forfeiture balance was $35,893.

During 2007, $416,105 was forfeited and was used to reduce Company contributions.  As of December 31, 2007, there was a remaining forfeiture balance of $67,499 which was available to offset future Company contributions.

Members’ Loans

Members may borrow from their fund accounts a minimum amount of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months.  The maximum loan term is 60 months or up to 120 months for the purchase of a primary residence.  The loans are collateralized by the balances in the members’ accounts and bear interest at the prime rate at the date of the loan as

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

published in The Wall Street Journal plus 2% (at December 31, 2008 the interest rate range is 4.75% to 11.50% which is unchanged from 2007). Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan is deemed a taxable distribution of the unpaid balance. The loan fund balance, included as part of investments at fair value, amounted to $2,454,780 and $2,350,855 as of December 31, 2008 and 2007, respectively.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Trustee fees and other expenses of administering the Plan are paid by the Company.

NOTE 2.   ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting, except for benefit payments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Investments

The Plan’s investment in the Prudential Guaranteed Income Fund is stated at fair value which approximates contract value, which represents the aggregate amount of deposits and transfers thereto, plus interest at the contract rate, less withdrawals and expenses. Pooled separate accounts are valued by the fund managers based on the asset values of the underlying securities as reported by the funds.  Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses, unrealized appreciation/(depreciation) and transaction fees on those investments.

Payments of Benefits

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member’s vested interest in his or her account, or subject to certain conditions, annual installments over a certain period as selected by the Member which does not exceed the Member’s life expectancy or the joint life expectancies of the Member and the Member’s Beneficiary.  Members may also elect to defer distributions subject to certain conditions.

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  In early 2008, the FASB issued Staff Position (“FSP”) FAS-157-2, “Effective Date of FASB Statement No. SFAS 157,” which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities.  The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.  The adoption of the portion of SFAS 157 that has not been delayed and was effective January 1, 2008, did not have a material financial impact on the financial statements, but requires additional disclosures (see Note 7).  The adoption of the portion of SFAS 157 that has been delayed and is not effective until January 1, 2009, will not have a material financial impact on the financial statements.

NOTE 3.   PARTIES-IN-INTEREST

Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC issues the guaranteed and pooled separate account contracts. At December 31, 2008, a significant portion of the Plan’s assets were invested in PRIAC as non interest bearing cash, due to the transfer of assets to Charles Schwab Trust Company in January 2009. PRIAC is also the custodian of the Plan’s assets that were invested in the guaranteed funds and pooled separate accounts prior to liquidation and transfer to Charles Schwab Trust Company. Prudential Bank & Trust Company, FSB, is a wholly owned subsidiary of Prudential Financial and serves as a directed trustee for the Plan. As a result of these related-party relationships, the investments qualify as party-in-interest transactions.

At December 31, 2008, the Plan held 199,583 shares of the Company’s common stock valued at $3,017,649.  At December 31, 2007, the Plan held 209,113 shares of the Company’s common stock valued at $4,817,961.

NOTE 4.   FEDERAL INCOME TAX

The Plan obtained its latest determination letter on June 10, 2008 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2008. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5.   PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended and the Code. If this were to occur, all members of the Plan would become fully vested in their account balances.

NOTE 6.   INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits as of the dates indicated (dollar amounts in thousands):

	December 31
	2008	2007
Dryden S&P 500 Index Fund *	—	$40,522
Prudential Guaranteed Income Fund *	—	$35,709
Templeton Foreign Account *	—	$13,699
Small Cap Value/MEA Fund *	—	$12,273
Lifetime Balanced *	—	$11,561
Mid Cap Value/Wellington Management*	—	$8,875

* party-in-interest

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

The net assets available for benefits as of December 31, 2008 and 2007 are comprised of the following categories of investments (dollar amounts in thousands):

	2008	2007
Pooled separate accounts	—	$126,607
Unallocated insurance contracts	—	35,709
Common stock	3,018	4,818
Member loans	2,455	2,351
Net assets available for benefits	$5,473	$169,485

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollar amounts in thousands):

Pooled separate accounts	$(47,576)
Common stock	(1,628)
Net depreciation	$(49,204)

Unallocated Insurance Contracts

The unallocated insurance contracts consist of the Guaranteed Income Fund (“GIF”) and are backed by Prudential Financial. As of December 31, 2008, the investments had been liquidated to noninterest bearing-cash in order to be transferred to Charles Schwab Trust Company.  As of December 31, 2008, the investments at contract value had an average yield of 3.90% and an average crediting interest rate of 3.90%.  As of December 31, 2007, the investments at contract value had an average yield of 3.98% and an average crediting interest rate of 3.98%. The effective yield was reset every six months at mid-year and year-end. There are no reserves against the contract value for credit risk of the contract issuers or otherwise as of December 31, 2008 and 2007. The unallocated insurance contracts meet the fully benefit responsive criteria and as such are presented at fair value. The contract value of the unallocated insurance contracts was $35,709,262 at December 31, 2007.  The fair value exceeded contract value by approximately $59,000 at December 31, 2007.

An issuer may terminate the contract upon written notice at any time and Prudential may terminate the contract if the participant does not comply with the terms of the contract or if they determine this class of business is no longer commercially feasible.  Upon notice of contract termination, the book value will be transferred in a lump sum on the termination payout date, normally within 90 days. The Plan is exposed to credit loss in the event of non-performance by the company with whom the GIF is placed.  The Company does not anticipate non-performance by this company.  The contract limits the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•                  The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•                  The establishment of a defined contribution plan that competes with the plan for employee contributions.

•                  Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•                  Complete or partial termination of the Plan.

•                  Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow.

•                  Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•                  Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•                  Exclusion of a group of previously eligible employees from eligibility in the Plan.

•                  Any early retirement program, group termination, group layoff, facility closing, or similar program.

•                  Any transfer of assets from the fund directly to a competing option.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 7.   FAIR VALUE MEASUREMENT

As stated in Note 2, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities.  As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair hierarchy gives the highest priority to Level 1 inputs.

Level 2:

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value at December 31, 2008 are classified in the table below in two of the three categories described above:

	Level 1	Level 2	Level 3	Total
Common stock	$3,018	$—	$—	$3,018
Participant loans	—	—	2,455	2,455
Total assets at fair value	$3,018	$—	$2,455	$5,473

Investments in common stock are valued at the closing price reported in the active market in which the individual securities are traded (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.  Participant loans are designated as Level 3 instruments and are valued at amortized costs, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$2,351
Purchases, sales, issuances, and settlements (net)	104
Balance, end of the year	$2,455

IMS HEALTH INCORPORATED SAVINGS PLAN

PLAN NUMBER:  001

PLAN SPONSOR EIN:  06-1506026

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2008

Dollar amounts in thousands

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Prudential Retirement Brokerage Services	IMS Health Common Stock Fund	**	3,018
*	Participant Loans	Member Loans (interest rate range 4.75% to 11.50%)	**	2,455
		Total		$5,473

* party-in-interest

** cost omitted for participant directed investments

IMS HEALTH INCORPORATED SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX - 23	Consent of Independent Registered Public Accounting Firm - JH Cohn
EX - 23.1	Consent of Independent Registered Public Accounting Firm - PWC